Exhibit (a)(5)(vi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

C. DAVID SCHACHER, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)	C.A. No. 8396-VCL
)
v.	)
)
JØRGEN M. CLAUSEN, NIELS	)
B. CHRISTIANSEN, ERIC ALSTROM,	)
KIM FAUSING, RICHARD J. FREELAND,	)
PER HAVE, WILLIAM E. HOOVER, JR.,	)
JOHANNES F. KIRCHHOFF,	)
ANDERS STAHLSCHMIDT, STEVEN	)
H. WOOD, DANFOSS ACQUISITION, INC.,	)
DANFOSS A/S, and SAUER-DANFOSS INC.,	)
)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.                                      Plaintiff brings this class action on behalf of the public stockholders of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) against the members of Sauer-Danfoss’s Board of Directors (the “Board” or the “Individual Defendants”), and its largest controlling stockholder, Danfoss A/S (“Danfoss”), to enjoin a proposed transaction announced on March 1, 2013 pursuant to which Sauer-Danfoss will be acquired by Danfoss (the “Proposed Transaction”). The Proposed Transaction is in the form of a cash tender offer to acquire the remaining shares of Sauer-Danfoss that Danfoss does not already own, approximately 24.4% of the Company, at a price of $58.50 per share (the “Tender Offer”).

2.                                      Danfoss seeks to acquire the remainder of the Company’s shares via the Tender Offer, followed by a short-form merger, pursuant to Section 253 of the Delaware General Corporate Law (“DGCL”), completed shortly thereafter.

3.                                    On March 15, 2013, the Tender Offer component of the Proposed Transaction commenced with Danfoss, through its wholly owned subsidiary Danfoss Acquisition, Inc. (“Merger Sub”), filing a Tender Offer Statement on Schedule TO (“Schedule TO”). According to the Schedule TO, the Tender Offer is scheduled to expire on April 11, 2013. The Schedule TO makes it plain that the Proposed Transaction is both coercive and designed to cash-out plaintiff and the other minority stockholders of the Company through an unfair process and at an unfair price to the benefit of Danfoss.

4.                                      If completed, the Proposed Transaction will mark the end of Sauer-Danfoss as a public company and will divest the Company’s public stockholders of their ownership interest.  Accordingly, both the Individual Defendants and Danfoss, as controlling stockholder, have a duty to ensure that both the process leading up to the Proposed Transaction, as well as the agreed consideration, are entirely fair to the Company’s stockholders.

5.                                      As described in more detail below, given Sauer-Danfoss’s future growth prospects, the consideration stockholders will receive is inadequate and undervalues the Company.

6.                                      Rather than fulfilling their duty to engage in a fair process, however, the Individual Defendants and Danfoss put their own interests ahead of the minority stockholder’s. Throughout the process various minority stockholders voiced concerns, contesting the adequacy of the consideration offered by Danfoss. Indeed, even the special committee of directors formed to oversee the process (the “Special Committee”) concluded that a third-party transaction would produce a more favorable agreement for stockholders. Despite this, however, the Special Committee devoted nearly the entirety of the process to striking a deal with Danfoss, and spent little effort on the exploration of strategic alternatives. In its efforts to make the consideration offered by Danfoss appear more equitable to stockholders, the Special Committee even requested that the Company’s financial advisor make certain downward adjustments to management’s projections before performing its financial analysis. The inevitable conclusion to such a biased process was the Special Committee’s endorsement of an unfair price.

7.                                      While the Proposed Transaction is not in the interests of stockholders, the Company’s officers and directors stand to gain unique benefits from the deal. Additionally, all restricted shares currently held by the Company’s directors will automatically vest upon consummation of the Proposed Transaction.

8.                                      In addition, on March 15, 2013, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.  The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information thereby rendering the stockholders unable to make an informed decision as to whether to tender their shares in favor of the Proposed Transaction.

9.                                      As such, by agreeing to the Proposed Transaction for inadequate consideration, the Board members have breached their fiduciary duties to plaintiff and the Class.  Furthermore, Sauer-Danfoss, Danfoss, and Merger Sub knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty and Danfoss violated its own fiduciary duties as a controlling and majority shareholder of Sauer-Danfoss. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

10.                               Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Sauer-Danfoss.

11.                               Defendant Sauer-Danfoss is a corporation organized and existing under the laws of the State of Delaware and maintains its executive offices at 2800 East 13th Street, Ames, Iowa 50010.

12.                               Defendant Eric Alstrom (“Alstrom”) has been a director of the Company, as well as President and Chief Executive Officer (“CEO”) of the Company, since October 2012.

13.                               Defendant Niels B. Christiansen (“Christiansen”) has been a director of the Company since July 2008 and presently serves as the Vice Chairman of the Board. Christiansen also served as the CEO and President of Danfoss since October 2008.

14.                               Defendant Jørgen M. Clausen (“Clausen”) has been a director of the Company since May 2000, and Chairman of the Company since May 2004.  Clausen served as the President and CEO of Danfoss for many years until October 2008. He now serves as the Chairman of Danfoss. Additionally, Clausen’s family holds controlling interest in Danfoss through the Bitten and Mads Clausen Foundation.

15.                               Defendant Kim Fausing (“Fausing”) has been a director of the Company since July 2008.  Fausing has been the Executive Vice President and Chief Operating Officer (“COO”) of Danfoss since January 2008.

16.                               Defendant Richard J. Freeland (“Freeland”) has been a director of the Company since September 2010. Freeland was a member of the Special Committee charged with developing a recommendation regarding the Proposed Transaction.

17.                               Defendant Per Have (“Have”) has been a director of the Company since November 2009. Have has also been the Chief Financial Officer (“CFO”) of Danfoss since September 2009, and the CEO of the Bitten and Mads Clausen Foundation, the controlling stockholder of Danfoss, since 2007.

18.                               Defendant William E. Hoover, Jr. (“Hoover”) has been a director of the Company since July 2008. Hoover also serves as a director of Danfoss.

19.                               Defendant Johannes F. Kirchhoff (“Kirchhoff”) has been a director of the Company since April 1997. Kirchhoff was a member of the Special Committee charged with developing a recommendation regarding the Proposed Transaction.

20.                               Defendant Anders Stahlschmidt (“Stahlschmidt”) has been a director of the Company since September 2010.  Stahlschmidt has also been General Counsel of Danfoss for more than five years.

21.                               Defendant Steven H. Wood (“Wood”) has been a director of the Company since January 2003.  Wood was the Chairman of the Special Committee charged with developing a recommendation regarding the Proposed Transaction.

22.          Defendants referenced in ¶¶ 12 through 21 are collectively referred to as the Individual Defendants and/or the Board.

23.          Defendant Danfoss is Danish corporation with its headquarters at Nordborgvej 81, 6430 Nordborg, Denmark.  Danfoss engages in the research, development, production, sale, and service of mechanical and electronic components and solutions worldwide. Danfoss is the majority and controlling stockholder of Sauer-Danfoss, owning approximately 75.6% of the Company.

24.          Defendant Merger Sub is a Delaware corporation, wholly owned by Danfoss that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

25.          Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Sauer-Danfoss common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26.          This action is properly maintainable as a class action.

27.          The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through discovery, plaintiff believes that there are thousands of members in the Class.  According to the merger agreement dated March 1, 2013 (the “Merger Agreement”), as of February 25, 2013, 48.46 million shares of common stock were represented by the Company as outstanding.

28.          Questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)            Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)           Whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to plaintiff and the other members of the Class;

(iv)          Have Sauer-Danfoss, Danfoss, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)           Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

29.          Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31.          Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background and Danfoss’s Control

32.          Sauer-Danfoss is a leading global manufacturer and supplier of hydraulic and electronic components, such as hydrostatic transmissions, mobile electronics, orbital motors, steering components and PVG spool valves. The Company has 19 engineering and manufacturing facilities in Europe, the Americas and Asia-Pacific regions.

33.          Danfoss owns approximately 75.6% of the outstanding shares of the Company’s common stock.  Control over a majority of the Company’s stock gives Danfoss tremendous influence over Sauer-Danfoss’s affairs. First, this interest gives Danfoss complete control over the Board. The Company has stated in its most recent Definitive Proxy Statement filed with the SEC on April 27, 2012 (the “Proxy”) that “the Company considers itself to be a controlled company because approximately 75.7% of the voting power of the Company’s common stock is owned or controlled by Danfoss A/S.” The Proxy further provides that “Danfoss A/S now may act on its own to propose a slate of directors for nomination to the Board,” and that all of the candidates for election to the Company’s Board in 2012 were “proposed by Danfoss A/S.”

34.          Unsurprisingly, the majority of the Board—6 out of its 10 members—have strong current ties to Danfoss: Clausen’s family is the controlling stockholder of Danfoss, while Clausen himself is the Chairman of Danfoss; Christiansen is the CEO and President of Danfoss; Fausing is the Executive Vice President and COO of Danfoss; Have is the CFO of Danfoss as well as the President and CEO of the Clausen family foundation which is the controlling stockholder of Danfoss; Hoover is a director of Danfoss; and Stahlschmidt is the General Counsel of Danfoss.

35.          The Company is also reliant upon and beholden to Danfoss in various ways, including with regard to the Company’s access to capital.  As stated in the Company’s latest Annual Report filed on Form 10-K (the “10-K”) with the SEC on February 21, 2013:

Historically, the Company was dependent on Danfoss A/S for the Company’s working capital and other funding needs.  However, the Company has built up a significant cash balance and is now in a position to fund its dividend payments, working capital requirements and other funding needs through cash flow from operations and the available cash on hand. If the Company’s strong cash flow since 2010 were to slow significantly for an extended period of time, the Company might need to seek new financing from Danfoss A/S or other external sources.

36.          Accordingly, Danfoss exercises actual control over the Company, and the entire Board.

The Company’s Promising Future

37.          Sauer-Danfoss has struggled over the past year due to declining global markets. Sales in Asia and Europe were steadily hampered by these market conditions, with American markets also showing signs of decline in the middle of 2012.

38.          Despite these eroding market conditions, Sauer-Danfoss has managed to largely meet analyst expectations and keep operations performing at a high level.  As stated by former CEO Sven Ruder in the Company’s August 1, 2012 press release discussing Sauer-Danfoss’s second quarter financial results:

In light of the drop in sales, I am pleased with our operating performance. We were able to hold our gross margins level with last year which has kept our operating margins high. This is a credit to our employees throughout our organization who have responded quickly to trim costs as sales have tapered off.  We continue with our investments in Asia-Pacific to meet the future market opportunities in this region.

39.          Current CEO Alstrom echoed a similar sentiment when reporting the Company’s third quarter financial results on October 24, 2012, stating: “I am very impressed that the team has been able to maintain the high level of operating margin, even improving the gross margin slightly over last year. This demonstrates the organization’s ability to react quickly to market changes.”

40.          The Company showed further signs of resurgence in its fourth fiscal quarter of 2012, posting increased sales in North America and the Asia-Pacific region, as well as an increase in operating income. Discussing these results, Alstrom once again reiterated the Company’s strong ability to react to changing demands and to control cost: “We have been able to increase our operating margin by two full percentage points in the face of declining markets and sales. This reflects strong cost control throughout our organization, as well as our ability to flex our production to changing demands.”

41.          The Company’s stellar performance in a difficult market has not gone unnoticed.  A July 2, 2012 seekingalpha.com article zeroed in on the Company’s achievements, pointing out various elements of the Company’s operation which bode well to investors:

I then zeroed in on this company upon seeing that the company had a free cash flow yield of nearly 20% and a significant net cash position of over 100MM funded created by 300+MM of cash and short term equivalents. These numbers are no aberration: the company has been actively deleveraging from 2008, when it had almost $500MM of long term debt (now it has around $200MM). This is quite important in a cyclical industry where boom/bust cycles can exacerbate losses and put companies with poor capital structures out of business.

Additionally, SHS has consistently increased its free cash flow over the past 3 years. This has continued into this most recent quarter. This incredible cash flow has been used to reduce the company’s debt, but now that debt levels are quite low, the company has reinstated a cash dividend, which is currently yielding 4%.

From a valuation perspective, this company appears quite undervalued. It is currently trading at an EV/EBITDA ratio of a little more than 3X and a P/E ratio of 7.62 (ex cash 5.41). When one examines net income, it appears the company did not grow earnings much since 2010; however this occurred because SHS used a NOL of $50MM in 2010, and did not even pay taxes. Their operating income grew almost 50% yoy

* * * *

In markets where they have larger competitors such as Eaton or Bosch Rexforth, SHS still has quite strong products. And since Eaton is public, it can be easily seen that SHS has much higher returns on capital and investment. Further, this growth is sustainable market wide. People will need more construction of roads as America’s infrastructure is quite poor. Infrastructure world-wide deteriorates. Agriculture will always be necessary. SHS was still able to grow construction and road building 18% in America despite huge drops in federal spending.

SHS is also well-positioned to grow globally as it generates 38% of revenue in Europe and 18% in Asia. One may worry about European sovereign debt instability may hinder sales in the region; however, SHS only does an appreciable amount of business in Italy out of all the unstable countries and does the remaining business in countries such as Germany.

42.          Additionally, in a December 24, 2012 MSNBC.com article entitled “Why Sauer-Danfoss’s Earnings Are Outstanding,” one analyst examined Sauer-Danfoss’s cash flows, and concluded that the Company’s ability to turn 15.6% of its revenue into free cash flow was a credible indicator of its impressive performance.

43.          Furthermore, in a February 21, 2013 seekingalpha.com article entitled “Sauer-Danfoss Should Be Past The Worst,” one analyst stated: “As Sauer-Danfoss (SHS) was one of the first ag/construction equipment companies to see significant weakening, I think the company’s relative stability could be a sign of improving conditions, and I think there is still room for these shares to go higher.”

The Inadequate Consideration Offered In The Proposed Transaction

44.          The Proposed Transaction follows a lower offer to buy out the Company from Danfoss sent to the Board on November 28, 2012. On that date, Danfoss proposed consideration of only $49.00 per share.

45.          The market reacted strongly and quickly, with Sauer-Danfoss shares immediately topping the $49.00 consideration, reaching as high as $55.95 on February 13, 2013.

46.          Seeing this market reaction, and following pressure from the Special Committee, Danfoss ultimately increased its offer price to $58.50—offering less than a 5% premium to the February 13, 2013 closing price of the Company’s stock.

47.          One analyst in a February 21, 2013 seekingalpha.com article valued the Company’s stock at $62.00 per share based on conservative estimates:

With my growth expectations being what they are (around 8%) and assigning an above-average discount rate for its small size and cyclical vulnerabilities, I see fair value around $62 on these shares. That’s actually pretty significant undervaluation relative to the industrial sector these days, and that’s with estimates that could prove conservative. As a result, I think Sauer-Danfoss is a name that is still worth considering for purchase even near 52-week highs.

48.          The financial analyses performed by Lazard Frères & Co. LLC (“Lazard”), the Company’s financial advisor in connection with the Proposed Transaction, and presented in the Recommendation Statement further confirm that the value of the Company’s stock is higher than that being offered in the Proposed Transaction. Lazard’s Comparable Listed Companies Analysis, Selected Transactions Analysis and Discounted Cash Flow (“DCF”) Analysis resulted in ranges of valuations of the Company’s stock with high implied prices per share of $60.37, $73.53 and $65.45, respectively.

49.          Additionally, Lazard conducted a DCF Analysis based on the Management Case (defined herein) projections, which rendered a range entirely above the offer price: $60.05-$69.07.

The Biased and Insufficient Process

50.          Although on November 28, 2012, the Board established the Special Committee consisting solely of purported independent and disinterested members, Freeland, Kirchhoff and Wood, to, among other things, (i) review, evaluate, investigate and discuss the proposal, any alternative offers or proposals and other strategic alternatives, (ii) determine whether the proposal, any alternative offers or proposals or other strategic alternatives are appropriate and desirable for the Company and its stockholders at the time, (iii) negotiate the terms and conditions of the proposal, any alternative offers or proposals or other strategic alternatives, and (iv) determine whether to recommend to the full Company Board for approval of the proposal, any alternative offers or proposals or other strategic alternatives.  The Special Committee’s independence is illusory.

51.          The nature of Danfoss’s control over the Company does not provide for any “independent” committee to exist in the context of the Proposed Transaction because each and every member of the Board serves at the pleasure of Danfoss.

52.          This lack of meaningful independence was evident throughout the Special Committee’s consideration of the Proposed Transaction.  On January 24, 2013, when evaluating Danfoss’s initial offer of $49.00 per share, the Special Committee took efforts to make Danfoss’s offer—which was more than $3.00 lower than the Company’s stock price on that date—appear more favorable to stockholders.

53.          On January 11, 2013, Lazard received projections from the Company’s management that were prepared solely for purposes of discussions with the Special Committee and Danfoss regarding the Proposal and not in the ordinary course or with a view to public disclosure (the “Management Case”).

54.          On January 18, 2013, Lazard reviewed the Management Case with the Special Committee.  Rather than allow Lazard to utilize the Management Case in the preparation of its fairness analysis, the Special Committee inexplicably instructed Lazard to aid in lowering the projections in the Management Case for use in its analyses.

55.          The effects of these changes were substantial. A presentation given by

Lazard regarding the fairness of the Proposed Transaction consideration of $58.50 was filed with the SEC as part of a Schedule 13E3 on March 15, 2013.  Part of this presentation includes a DCF Analysis utilizing management’s original forecasts.  The lowest implied price per share observed in the results of this analysis is $60.05. Thus, had Lazard utilized management’s actual forecasts in preparing its financial analyses, the Proposed Transaction consideration would have been shown to be decidedly outside of the realm of fair consideration.

56.          Additionally, the Special Committee expended very little time considering strategic alternatives to the Proposed Transaction. Although the review, evaluation and investigation of strategic alternatives were stated responsibilities of the Special Committee, the only date on which the Special Committee appears to have engaged in any discussion of such alternatives was on January 30, 2013. At this meeting, the Special Committee, and its advisors, discussed strategic alternatives such as remaining as a standalone company (based on the Special Committee’s adjusted management projections), a leveraged recapitalization, a sale of the Company to a strategic buyer other than Danfoss and a sale of the Company to a leveraged financial buyer.

57.          In fact, the Special Committee determined that a sale of the entire Company to a third party could potentially result in the highest value to all stockholders of the Company, including Danfoss. Yet the Company could not overcome the hurdle imposed by Danfoss.

58.          As stated in Danfoss’s November 28, 2012 letter to the Board announcing its intention to commence a tender offer to buy the shares of the Company that it does not already own, “Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss.” With Danfoss’s 75.6% of the Company’s stock tied to the Proposed Transaction, no room existed for another competitive bidder, and thus the Board could not possibly conduct a credible market check.  Although the Board requested that Danfoss reconsider this stance during the sales process, Danfoss’s predictable refusal marked the end of the Special Committee’s consideration of strategic alternatives. This limited effort is particularly salient in light of the fact that the Special Committee believed a third party transaction would produce a higher value than the consideration stockholders would receive through the Proposed Transaction.

59.                               Throughout the sales process, the Special Committee sought the opinions of certain minority stockholders in gauging the fairness of the Proposed Transaction consideration. One stockholder stated it believed the value of the shares to be $70.63 per share, and reported that other stockholders expected the offer price to be increased to above $60.00 per share. Another stockholder reiterated $60.00 per share as a reflection of the stock’s value. On February 14, 2013, the Special Committee expressed concern that stockholders would not approve of a transaction offering less than $60.00 per share.

60.                               Despite the Special Committee’s own reservations regarding the value to be obtained through the Proposed Transaction, and despite Danfoss’s final offer being below even the lowest of minority stockholder expectations, the Special Committee predictably acted in line with Danfoss’s interests, recommending that stockholders tender their shares in the Proposed Transaction.

The Unreasonable Deal Protection Devices

61.                               The Proposed Transaction also contains various deal protection devices which unreasonably restrict the Board’s ability to solicit or negotiate with third parties.

62.                               Section 6.6 of the Merger Agreement substantially and improperly limits the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Sauer-Danfoss. Section 6.6 requires that the Board members give Danfoss written notice if they intend to change their recommendation in favor of the tender offer, and give Danfoss three business days to negotiate modifications to the Proposed Transaction.

63.                               Thus, the Company must promptly notify Danfoss should it receive an unsolicited competing acquisition proposal, and must further grant Danfoss three business days to negotiate and amend the terms of the Merger Agreement. Given that the Tender Offer is only open for twenty business days, this time table is unreasonable.

64.                               Danfoss is also the beneficiary of a “Top-Up” provision that ensures that Danfoss gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Danfoss receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Danfoss fails to acquire the 90% required, Section 1.9 of the Merger Agreement also contains a Top-Up provision that grants Danfoss an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.  Thus, given Danfoss’s current ownership percentage, the tender offer itself is a sham, as the Company may simply sell enough shares to Danfoss to facilitate a short form cash-out merger.

65.                               Ultimately, these unreasonable deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially False and Misleading Recommendation Statement

66.                               In addition, on March 15, 2013, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information thereby rendering the stockholders unable to make an informed decision as to whether to tender their shares in favor of the Proposed Transaction.

67.                               The Recommendation Statement fails to disclose various aspects of the Board’s consideration of the Proposed Transaction. These aspects include:

(a)                                 Lazard’s preliminary observations regarding the Management Case projections it received from the Company’s management on January 11, 2013, which were prepared solely for purposes of discussion with the Special Committee;

(b)                                 The content of discussions regarding the Management Case financial projections for the Company discussed between Lazard and the Special Committee on January 18, 2013, including the assumptions on which the projections were based, and the risks, uncertainties, reasonableness and achievability of these assumptions;

(c)                                  The Special Committee’s basis for believing that the growth rate utilized in the Management Case financial projections was too high, and the impetus for the decision to direct management to revise the Management Case projections downward for the creation of the adjusted Management Case projections;

(d)                                 Whether the Special Committee or Lazard or any of their agents had had any discussions or communications with Danfoss or any of its agents concerning the Management Case projections prior to deciding to revise them downward to create the adjusted Management Case projections;

(e)                                  The Special Committee’s basis for believing that a sensitivity analysis was needed with respect to the assumptions relating to the Company’s expected sales growth rates and margins, as well as the results of the sensitivity tests performed by Lazard;

(f)                                   The Special Committee’s basis for believing that the adjusted Management Case would result in a set of projections that would most accurately and reasonably reflect the Company’s expected future financial performance;

(g)                                  How the adjusted Management Case projections were created, who was responsible for their creation, whether the Special Committee had specific input on the downward revisions of the projections, and whether there were any discussions between Lazard and/or the Special Committee and Danfoss and/or Citigroup Global Markets Inc. concerning these revisions;

(h)                                 Whether there were any management projections in existence for Sauer-Danfoss that were constructed in the normal course of business, and not as part of evaluating the Proposed Transaction;

(i)                                     The nature of discussions with Stockholder A on January 30, 2013, including the basis for Stockholder A’s valuation of the Company and determination that the Company’s shares were worth at least $60.00 per share;

(j)                                    The results of Lazard’s preliminary financial analysis of the Company, proposal and strategic alternatives such as remaining as a standalone company (based on the Special Committee’s adjusted management projections), a leveraged recapitalization, a sale of the Company to a strategic buyer other than Danfoss and a sale of the Company to a leveraged financial buyer, discussed on January 30, 2013;

(k)                                 The Special Committee’s basis for believing that the sale of the entire Company to a third party could result in the greatest value to all stockholders;

(l)                                     The views indicated by two stockholders of the Company with respect to Danfoss’s proposal, as reported by the Company’s advisors on February 7, 2013;

(m)                             The content of discussions with Stockholder B on February 14, 2013, including the basis for Stockholder B’s determination that the Company’s shares were worth $70.63 per share, and the reasons for which other stockholders of the Company expected the offer price to be increased to above $60.00 per share;

(n)                                 The reasons for which the Special Committee, on February 14, 2013, expressed concerns that a transaction offering less than $60.00 per share might fail to obtain sufficient stockholder support, as well as, in light of these concerns, the Special Committee determined to recommend that stockholders tender their shares in the Proposed Transaction, which only offers $58.50 per share;

(o)                                 The views expressed by Stockholder B regarding the Proposed Transaction on February 19, 2013;

(p)                                 The stockholder information the Company provided to Danfoss and its agents in connection with the Proposed Transaction, including when the Company provided Danfoss with projections;

(q)                                 The ways in which Lazard’s February 28, 2013 analysis of the $58.50 per share consideration differed from its prior analyses;

(r)                                    Whether any discussions took place between Danfoss and/or its advisors and the Special Committee and/or its advisors, and/or the Company and/or its advisors regarding management retention post-consummation, and if so, when such discussions took place and the nature of such discussions; and

(s)                                   Whether any discussions took place between Danfoss and/or its advisors and the Special Committee and/or its advisors, and/or the Company and/or its advisors regarding board retention post-consummation, and if so, when such discussions took place and the nature of such discussions.

68.                                      The Recommendation Statement also fails to disclose various material aspects of Lazard’s financial analyses. These aspects include:

(a)                                 With respect to the Comparable Listed Companies Analysis: the method and assumptions utilized to select a reference range of 6.0x to 7.0x; and the multiples observed for each of the Comparable Companies utilized in the analysis;

(b)                                 With respect to the Selected Transactions Analysis: the method and assumptions utilized to select a reference range of 6.5x to 8.5x, and which of the Selected Transactions Lazard considered relevant and relied upon in selecting its reference range;

(c)                                  With respect to the DCF Analysis: the definition of free cash flow as used by Lazard in this analysis, the method by which the “long-term median trailing EBITDA multiple for the Company” was selected, and the actual free cash flow amounts as used by Lazard in this analysis; and

(d)                                 With respect to the Minority Buy-In-Transactions Analysis: the reason for which Lazard selected January 1, 2002 as the start date for transactions to be considered in the analysis; the specific acquisitions Lazard utilized in this analysis; the one-day, one-week, and one-month premiums observed for each acquisition utilized; and the method and assumptions utilized to select a reference range of 30-45%.

69.                                      Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against The Individual Defendants, Merger Sub, and Danfoss)

70.                                      Plaintiff repeats all previous allegations as if set forth in full herein.

71.                                      The members of the Sauer-Danfoss Board and Danfoss itself, and the

Company’s controlling majority stockholder, owe the Company’s stockholders fiduciary duties in connection with the Proposed Transaction. Moreover, because Danfoss controls the Company and the Board, and effectively stands on both sides of the Proposed Transaction, defendants bear the burden of establishing the entire fairness of both the process and price associated with the Proposed Transaction.

72.                                      As members of the Company’s Board, the Individual Defendants have their fiduciary obligations to: (a) undertake an appropriate evaluation of Sauer-Danfoss’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Sauer-Danfoss’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Sauer-Danfoss’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Sauer-Danfoss; and (f) disclose all material information in soliciting stockholder approval of the Proposed Transaction.

73.                                      As the Company’s controlling shareholder, Danfoss likewise owes fiduciary duties to the stockholders of Sauer-Danfoss.

74.                                      The Individual Defendants and Danfoss have breached their fiduciary duties to plaintiff and the Class.

75.                                      As alleged herein, defendants have initiated a process to divest the Company’s minority stockholders in a transaction that undervalues the Company and vests defendants with benefits that-are not shared equally by Sauer-Danfoss’s public shareholders.  Defendants also failed to sufficiently inform themselves of Sauer-Danfoss’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any potential alternate acquirer would be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

76.                                      As a result of the Individual Defendants and Danfoss’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Sauer-Danfoss’s assets and will be deprived of a fair process.

77.                                      Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

78.                                      Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty - Entire Fairness

(Against Danfoss)

79.                                      Plaintiff repeats all previous allegations as if set forth in full herein.

80.                                      Danfoss is the controlling stockholder of Sauer-Danfoss. Danfoss owns approximately 75.6% of the Company’s common stock. Danfoss dominates the affairs of the Company, as it may now nominate an entire slate of directors for the Board, and six of the ten current Board members have close ties to Danfoss.  Therefore, Danfoss exercises “actual control” over the Company, and the Proposed Transaction is subject to an entire fairness review.

81.                                      As controlling stockholder, Danfoss owes a duty of undivided loyalty to Sauer-Danfoss’s public stockholders and bears the burden of demonstrating the entire fairness of the process and of the price of the Proposed Transaction.

82.                                      The initiation and timing of the Proposed Transaction constitute a breach of Danfoss’s duty of loyalty and constitute unfair dealing. The Proposed Transaction is timed to take advantage of a temporarily depressed price for Sauer-Danfoss stock, as the Company’s strong financial performance positions it for significant growth.

83.                                      By virtue of its controlling stake in the Company, and its refusal to consider any alternative that involved selling its shares, Danfoss was able to prevent the Special Committee from engaging in arms’-length negotiations with any entity other than Danfoss.

84.                                      The Proposed Transaction represents an opportunistic effort to free Danfoss from future dealings with Sauer-Danfoss’s public stockholders at a discount from the fair value of their shares. The $58.50 per share price does not represent fair value and is the product of an inadequate and unfair process, thereby damaging the Company’s stockholders.

85.                                      Absent injunctive relief, plaintiff and the Class will continue to suffer irreparable harm as a result of Danfoss’s conduct, for which plaintiff and the Class have no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty of Disclosure

(Against the Individual Defendants)

86.                                      Plaintiff repeats all previous allegations as if set forth in full herein.

87.                                      The  Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

88.                                      The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

89.                                      The misleading and incomplete disclosures by the Individual Defendants concerning information and analyses presented to and considered by the Special Committee and its financial advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of the Individual Defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to vote their shares in favor of the Proposed Transaction, and thus are irreparably harmed thereby.

90.                                      Plaintiff and the Class have no adequate remedy at law.

COUNT IV

Aiding and Abetting Breaches of Fiduciary Duties

(Against Sauer-Danfoss, Danfoss, and Merger Sub)

91.                                      Plaintiff repeats all previous allegations as if set forth in full herein.

92.                                      As alleged in more detail above, the Company, Danfoss, and Merger Sub are well aware that Danfoss and the Individual Defendants have not sought, and are not seeking, to obtain the best available transaction for the Company’s public stockholders and are pursuing the Proposed Transaction in violation of their fiduciary duties. Defendants Sauer-Danfoss, Danfoss, and Merger Sub aided and abetted the other defendants’ breaches of fiduciary duties.

93.                                      As a result, plaintiff and the Class members are being irreparably harmed.

94.                                      Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                               declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;

(B)                               enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                               in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory or compensatory damages;

(D)                               directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F)                                 granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 21, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP
Donald J. Enright
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290